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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Graham Corporation

Title of Class of Securities:  Common Stock

CUSIP Number:  384556106

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person
         Bentley Capital Management, Inc.
         Tax ID: 13-3641705

2. Check the Appropriate Box if a Member of a Group a.
         b.

3.  SEC Use Only

4.  Citizenship or Place of Organization
         New York





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Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:
         -0-

6.  Shared Voting Power:
         91,100

7.  Sole Dispositive Power:
         -0-

8.  Shared Dispositive Power:
         91,100

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person
         91,100

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)
         5.4%

12. Type of Reporting Person
         IA

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person
         Gerald Levine

2. Check the Appropriate Box if a Member of a Group a.
         b.

3.  SEC Use Only

4.  Citizenship or Place of Organization
         U.S.A

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:
         -0-




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6.  Shared Voting Power:
         91,100

7.  Sole Dispositive Power:
         -0-

8.  Shared Dispositive Power:
         91,100

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person
         91,100

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)
         5.4%

12. Type of Reporting Person
         IN

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person
         Robert M. Sussman

2. Check the Appropriate Box if a Member of a Group a.
         b.

3.  SEC Use Only

4.  Citizenship or Place of Organization
         U.S.A

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:
         -0-

6.  Shared Voting Power:
         91,100

7.  Sole Dispositive Power:
         -0-

8.  Shared Dispositive Power:



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         91,100

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person
         91,100

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)
         5.4%

12. Type of Reporting Person
         IN

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person
         Debra L. Hagan

2. Check the Appropriate Box if a Member of a Group a.
         b.

3.  SEC Use Only

4.  Citizenship or Place of Organization
         U.S.A

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:
         -0-

6.  Shared Voting Power:
         91,100

7.  Sole Dispositive Power:
         -0-

8.  Shared Dispositive Power:
         91,100

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person
         91,100





                            -4-





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10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)
         5.4%

12. Type of Reporting Person
         IN

Item 1.
    (a) Name of Issuer: Graham Corporation (the "Company")

    (b)Address of Issuer's Principal Executive Offices:
         20 Florence Avenue
         Batavia, New York 14020-3318

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:
         The principal business address of each of Bentley
Capital Management, Inc. ("Bentley Capital"), a New York
Corporation, and Gerald Levine, Robert M. Sussman and Debra
L. Hagan, each a U.S. citizen, is 520 Madison Avenue, 41st
Floor, New York, New York 10022.

    (d)  Title of Class of Securities:  Common Stock

    (e)  CUSIP Number:  384556106

Item 3.  This statement is being filed pursuant to Rule
13d-1(c).

Item 4.  Ownership.
    (a) Amount Beneficially Owned:  91,100

    (b) Percent of Class:  5.4%

    (c) 91,100 shares with shared power to vote, direct the vote, dispose of or direct the disposition of.

Item 5.  Ownership of Five Percent or Less of a Class.
         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.
         See Item 4.






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Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent
Holding Company.
         Not Applicable.

Item 8.  Identification and Classification of Members of the
Group.
         Not Applicable.

Item 9.  Notice of Dissolution of the Group.
         Not Applicable.

Item 10.
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.































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         After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Bentley Capital Management, Inc.

By: /s/ ROBERT M. SUSSMAN                   February 18, 1998
    _________________________               ___________________
    Name:  Robert M. Sussman                Date
    Title: President


Gerald Levine

/s/ GERALD LEVINE
_________________________


Robert M. Sussman

/s/ ROBERT M. SUSSMAN
_________________________


Debra L. Hagan

/s/ DEBRA L. HAGAN
_________________________






















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